FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Corporate Governance Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 8, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of the Corporate Governance Report filed with the Tokyo Stock Exchange on May 17 , 2021]

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

CORPORATE GOVERNANCE REPORT	Nomura Holdings, Inc.

Last updated: May 17, 2021

Nomura Holdings, Inc.

Kentaro Okuda, Representative Executive Officer,

President and Group CEO

Contact: 81-3-5255-1000

Securities Code: 8604 (Tokyo Stock Exchange)

https://www.nomuraholdings.com/investor/

The status of the corporate governance of Nomura Holdings, Inc. (the “Company”) is as described below.

I Underlying Concept of Corporate Governance, Capital Structure, Corporate Attributes, and Other Fundamental Information

•	1. Underlying Concept

The Company recognizes that enhancement of corporate governance is one of the most important issues in terms of achieving the management’s goal of enhancing corporate value by deepening society’s trust in the firm and increasing the satisfaction, beginning with clients, of stakeholders.

The Board of Directors, recognizing the perspectives of various stakeholders beginning with shareholders and clients, has established the “Nomura Holdings Corporate Governance Guidelines” (“the Guidelines”) with the aim of defining, and to contribute to realizing, a framework of effective corporate governance as a structure for transparent/fair and timely/decisive decision-making.

The full text of the Guidelines is available on the Company’s website.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

[Reasons for Non-Compliance with the Principles of the Corporate Governance Code]

The Company has complied with all principles of the Corporate Governance Code.

[Disclosures in accordance with Each Principle of the Corporate Governance Code]

Disclosures in accordance with each principle of the Corporate Governance Code are as follows.

[Principle 1-4]

(1)	Policy for Strategic Shareholdings

Please refer to Article 25 “Basic Policy for Strategic Shareholdings” of the Guidelines.

(2)	Assessment of the content of Strategic Shareholdings

The Company, at the Strategic Shareholding Review Committee which is held once every half-year, on the basis of the Basic Holding Policy, by carrying out assessments of the purpose of the holding of strategic shareholdings and activities such as analyses and qualitative valuations of the returns in relation to required capital, examines factor such as the benefits and risks accompanying holdings.

In addition, the Board of Directors, concerning individual strategic shareholdings, will examine the content considered at the Strategic Shareholding Consideration Committee.

(3)	Basic Policy regarding the Exercise of Voting Rights for Strategic Shareholdings

Please refer to Article 26 “Basic Policy regarding the Exercise of Voting Rights for Strategic Shareholdings” of the Guidelines.

[Principle 1-7]

Please refer to Article 27 “Matters regarding Related-Party Transactions and Subsidiaries” of the Guidelines.

[Principle 2-6]

For the Company’s corporate pension fund, in order to realize payments such as the certain payment of pension benefits over the future and to realize investment management that makes the interests of participants/beneficiaries top priority, operations will be carried out by assigning qualified persons. Also for the selection of asset managers, it has been decided that selections constrained by the business relationship with the pension fund manager will not be carried out, and the policy is to take into consideration factors such as aspects of the Stewardship Code, such as the status of responses and initiatives, and policy in relation to ESG, as necessary. On the basis of these kinds of policies, monitoring of activities including the stewardship activities of asset managers will be implemented and initiatives will be undertaken to make sure that the corporate pension fund’s perform their roles as asset owners.

[Principle 3-1]

These items have been disclosed as follows.

(1)	Management Philosophy and Management Strategies and Management Plans

Management Philosophy: Please refer to the “Nomura Group Corporate Philosophy,” “Our Founder’s Principles,” and the “Nomura Group Code of Conduct” on the Company’s website.

https://www.nomuraholdings.com/company/basic/

Management Strategies and Management Plans: Please refer to the materials on the Company’s website “Presentations”

https://www.nomuraholdings.com/investor/presentation/

(2)	Underlying Concept of Corporate Governance and Basic Policies

Please refer to the Guidelines.

(3)	Policies and Procedures to determine Compensation for Senior Executives and Directors

Please refer to II.1. “Remuneration of Directors and Executive Officers” of this Report.

The Company does not provide business-performance-based bonuses (bonuses and deferred compensations such as stock options) to Outside Directors. Further, the Company abolished retirement bonuses in 2001.

(4)	Policies and Procedures to appoint/dismiss the senior management and nominate the directors candidates

Please refer to Article 2 “Role of the Board of Directors,” Article 9 “Role and Composition of the Nomination Committee,” and Article 10 “Appointment/Dismissal of Officers such as the Group CEO and Succession Plan.”

(5)	Explanations with respect to Individual Appointments/Dismissals and Nominations in the Appointment/Dismissal of the Senior Management and Nomination of Director Candidates

For explanations for nominating director nominees including Directors concurrently serving as Representative Executive Officers, please refer to the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/shm/

[Supplementary Principle 4-1-1]

At the Company, the decision making authority for all matters, except for matters which must be referred to the Board of Directors, are delegated to the Executive Officers. For the reference matters of the Board of Directors, please refer to Article 10 of the Regulations of the Board of Directors.

https://www.nomuraholdings.com/company/cg/regulations.html

[Principle 4-9]

Please refer to II.1. “Matters relating to Independent Directors” in this Report.

[Supplementary Principle 4-11-1]

Please refer to Article 3 “Composition of the Board of Directors” of the Guidelines.

The Company’s Board of Directors, to carry out active discussions from various points of view, is made up of members with expertise in areas such as finance and corporate management, and who are diverse in terms of factors such as nationality, gender, and background. Specifically, the Board of Directors is made up of 10 directors, six of whom are Outside Directors, and two persons who are corporate managers, two persons who are accountants, one person who is well-versed in accounting and corporate management, and one person who is well-versed in finance-related legal systems. Out of these members, two persons are non-Japanese directors and two persons are female directors.

[Supplementary Principle 4-11-2]

For concurrent positions held by directors, please refer to the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/shm/

[Supplementary Principle 4-11-3]

Please refer to Article 6 “Self-Evaluation” of the Guidelines. Further, the summary of the results of the analysis and evaluation of the effectiveness of the Board for the fiscal year ended March 31, 2019 are as follows:

< Concerning the Summary of the Results of the Analysis/Evaluation Regarding the Effectiveness of the Board of Directors during the Fiscal Year Ended March 31, 2021 (“FY 2021”)>

In the second half of FY 2021, the Company conducted a self-evaluation regarding the effectiveness of the Board of Directors during FY 2021.

As for the evaluation regarding the effectiveness of the Board of Directors, concerning the items below, each director has made an evaluation.

•	Composition/operation of the Board of Directors (number of attendees, composition of the members, frequency of meetings, setting of the agenda, management of meetings)

•	Information provided to the Board of Directors (quality, volume, timing of the provision of information)

•

Involvement of the Board of Director’s in management objectives/strategy (speaking with executives from the point of view of shareholders, securing (by the Board of Directors) of accountability to shareholders)

•

Management oversight function of the Board of Directors (appropriateness and achievement status of management benchmarks, consideration regarding strategic shareholdings, analysis of long-term results, effectiveness and adequacy of internal controls)

•	The three committees: Nomination/Compensation/Audit (composition of the members of each committee, frequency, content of reports)

•	Monitoring the status of dialogue with stakeholders (provision of information to stakeholders, content of feedback to the Board of Directors)

•	Meetings of the Outside Directors (status of discussions at meetings, status of cooperation from the executive-side)

As for this year’s effectiveness evaluation, to connect it to the further improvement of governance, interviews with key members and analysis were also conducted together by a third-party organization.

As a result of the evaluation, concerning the enrichment of discussions regarding topics such as management objectives and strategy that was an issue last year, there were many comments appreciating the improvement of the quality of discussions, and there has generally been an increase in the evaluation of all items.

Moreover, from the third-party organization, an analysis that the Board of Directors composed of diverse outside directors with a high degree of expertise was a strength in terms of the Company’s governance was received, and advice was received concerning matters such as the improvement of the Board of Directors’ monitoring function given the actual global state of the business.

Based on this year’s results of the effectiveness evaluation, by investigating/verifying the appropriate state of the Board of Directors that would be suitable as a global financial institution, and on the basis of the approach of having a Board of Directors that puts an emphasis on mid- to long-term strategy to further improve governance, discussions were carried out during meetings of the Nomination Committee and Board of Directors on numerous occasions.

As a result, as new outside director nominees for the Annual General Meeting of Shareholders on June, 2021, it has been decided that a total of 4 persons will be nominees: 1. as a result of the expansion of the U.S. business, two nominees well-versed in the U.S. financial industry, macroeconomics, and regulatory environment, 2. in consideration of the geographical distribution of directors as well, one nominee who is well-versed in finance from Asia, and 3. in view of the importance of the managerial knowledge of Japanese companies that develop business globally, a nominee from amongst domestic executives has been selected as well. In the case that all the director nominees are appointed at the Annual General Meeting of Shareholders, out of the Company’s 12 directors, 8 will be outside directors, 4 will be non-Japanese, 3 will be female, and including from the perspective of diversity, there will be substantial improvements.

Further, at Meetings of the Outside Directors, by carrying out discussions concerning mid- to long-term strategies and direction, and engaging in initiatives such as enriching the content of reports to the Board of Directors regarding discussions at meetings of the Nomination/ Compensation committees, initiatives for the purpose of improving governance have continued.

Including on the basis of these initiatives, an evaluation has been made by the Board of Directors that the effectiveness of the Board of Directors is something that is fully secured.

[Supplementary Principle 4-14-2]

Please refer to Article 17 “Training of Directors” of the Guidelines.

[Principle 5-1]

Please refer to Article 21 “Dialogue with Shareholders” of the Guidelines.

Concerning other engagements regarding the Company’s corporate governance, including the items below, they have been published in places including this report, the Annual Securities Report, the Nomura Report, and the Company’s Homepage.

[Principle 2-3]

Please refer to Article 23 “ESG Efforts” of the Guidelines and “Environmental conservation initiatives and CSR activities” in III.3. “Measures to Ensure Due Respect for the Stakeholders’ Standpoint” of this Report.

[Principle 2-4]

Please refer to Article 22 “Nomura Group Corporate Philosophy and the Nomura Group Code of Conduct”, “Status of the Appointment of Female Directors and Officers” and “Diversity and Inclusion” in III.3. “Measures to Ensure Due Respect for the Stakeholders’ Standpoint” of this Report.

•	2. Capital Structure

Ratio of Shares held by Foreign Investors	Over 30%

<Major Shareholders>

Name	Number of Shares	Percentage
The Master Trust Bank of Japan, Ltd. (Trust Account)	228,152,000	7.50
Japan Trustee Services Bank, Ltd. (Trust Account)	163,096,000	5.36
Japan Trustee Services Bank, Ltd. (Trust Account 5)	70,680,000	2.32
JP Morgan Chase Bank 385151	53,546,000	1.76
Northern Trust Co. (AVFC) Re Silchester International Investors International Value Equity Trust	51,872,000	1.70
Japan Trustee Services Bank, Ltd. (Trust Account 7)	50,758,000	1.67
State Street Bank West Client-Treaty 505234	49,110,000	1.61
Northern Trust Co. (AVFC) Re U.S. Tax Exempted Pension Funds	39,176,000	1.28
Japan Trustee Services Bank, Ltd. (Trust Account 1)	36,260,000	1.19
SSBTC Client Omnibus Account	34,172,000	1.12

Controlling shareholder other than the parent company	None
Parent company	None

Supplementary Explanation

Information concerning major shareholders is as of March 31, 2020.

The Company has 454,625,000 shares of treasury stock as of March 31, 2020 which is not included in the major shareholders list above.

•	3. Corporate Attributes

Listed exchanges and market section	Tokyo 1st section, Nagoya 1st section
Fiscal year end	March
Industry	Securities and Commodity Futures
Number of employees (consolidated)	Over 1,000
Sales (consolidated)	Over 1 trillion yen
Consolidated subsidiaries	Over 300

•	4. Guidelines Regarding Measures to Protect Minority Shareholders in the Event of Transactions with the Controlling Shareholder

—

•	5. Other Special Conditions with Potentially Significant Effects on Corporate Governance

Sugimura Warehouse Co., Ltd., which is a consolidated subsidiary of the Company, is listed on the Second Section of the Tokyo Stock Exchange, and carries out operations mainly in the logistics business by performing services such as cargo storage, cargo handling, and freight car transportation. There is no competitive relationship with the businesses of the Company and the Company’s other consolidated subsidiaries.

Sugimura Warehouse Co., Ltd., through the expansion of businesses such as the logistics business which is in a business environment that is different from that of the Company’s main subsidiaries, contributes to the stabilization of the business performance of the Nomura Group, and the Company believes that maintaining the said company as a listed company will lead to things such as the said company (1) securing its name value and social credibility, (2) securing flexible financing methods, and (3) maintaining/improving the motivation of employees and securing talented personnel.

The Company respects the independence of Sugimura Warehouse Co., Ltd.’s management, and furthermore, Sugimura Warehouse Co., Ltd., for the purpose of shareholder value, is engaged in initiatives for the improvement of corporate value through independent management decisions, and while ensuring management’s efficiency/independence as a company with an audit and supervisory committee, the strengthening/enhancement of the corporate governance system is being sought.

Whereas, the Company, other than exercising its rights as a shareholder, within the scope necessary to address matters such as the Company’s financial results and laws/regulations/rules that include various filing/disclosure requirements, receives reports regarding important managerial matters from Sugimura Warehouse Co., Ltd. in a timely manner, and the status of the maintenance/operations of important matters starting with compliance are regularly confirmed with Sugimura Warehouse Co., Ltd.

II Organizations regarding Managerial Decision Making, Execution, Management and Status of Other Corporate Governance System

•	1. Organizational structure and management

Organizational structure	Company with Three Board Committees

<Directors>

Number of seats on the Board of Directors pursuant to the Company’s Articles of Incorporation	20
Term of office of Directors pursuant to the Company’s Articles of Incorporation	1 year
Chairman of the meetings of the Board of Directors	Chairman of the Board of Directors (kaicho) (except when concurrently serving as a president)
Number of Directors in office	10

<Outside Directors>

Number of Outside Directors in office	6
Number of Outside Directors qualifying as Independent Directors	6

Relationship with the Company (1)

Name	Attribution	Relationship with the company (*)
		a	b	c	d	e	f	g	h	i	j	k
Hiroshi Kimura	External
Kazuhiko Ishimura	External
Noriaki Shimazaki	External
Mari Sono	CPA
Michael Lim Choo San	CPA
Laura Simone Unger	Other

*	Choices concerning the relationship with the company.

*	For each item, “¡” in the event that “currently/recently” corresponds for the Outside Director and “r” in the event that “in the past” corresponds for the Outside Director.

*

For each item, “🌑” in the event that “currently/recently” corresponds for the close relative of an Outside Director and “▲” in the event that “in the past” corresponds for the close relative of an Outside Director.

a -	Executive of the Listed Company or its subsidiary

b -	Executive or Non-Executive Director of the parent company of the Listed Company

c -	Executive of a fellow subsidiary of the Listed Company

d -	A legal or natural person whose major business partner is the Listed Company or an Executive of such a legal person

e -	Major business partner of the Listed Company or an Executive of such major business partner

f -	A consultant, accountant or legal expert receiving a large amount of compensation or other assets from the Listed Company, excluding director/officer compensation

g -	Major shareholder of the Listed Company (if such major shareholder is a legal entity, an Executive of such legal entity)

h -	Executive of a business partner of the Company (which does not fall under (d), (e) or (f) above) (applicable to the Director only)

i -	Executive of a company where there is a relationship of an Outside Director being mutually appointed (applicable to the Director only)

j -	Executive of an institution receiving a donation from the Listed Company (applicable to the Director only)

k -	Other

Relationship with the Company (2)

Name	Committees				Supplementary description	Reason for appointment (if designated as an Independent Director, also including grounds for such designation)
	*[1]	*[2]	*[3]	*[4]
Hiroshi Kimura	☑	☑		☑	Mr. Kimura concurrently serves as Honorary Company Fellow of Japan Tobacco Inc., etc.

<Reason for appointment as Outside Director>

Mr. Kimura has held a number of significant positions including President, CEO and Representative Director of the Board of Japan Tobacco Inc. He has extensive experience with respect to corporate management and his achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Kimura satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Kazuhiko Ishimura	☑	☑		☑	Mr. Ishimura concurrently serves as Director of AGC Inc., Outside Director of TDK Corporation, Outside Director of IHI Corporation and President of the National Institute of Advanced Industrial Science and Technology etc.

<Reason for appointment as Outside Director>

Mr. Ishimura has held a number of significant positions including Representative Director and President and CEO of AGC Inc. and Chairman of the Board of AGC Inc. He has extensive experience with respect to corporate management and his achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Ishimura satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Noriaki Shimazaki			☑	☑	Mr. Shimazaki concurrently serves as Director of Nomura Securities Co., Ltd. and Outside Director of Loginet Japan Co., Ltd., etc.

<Reason for appointment as Outside Director>

Mr. Shimazaki has held a number of significant positions including Representative Director and Executive Vice President of Sumitomo Corporation. He has extensive experience with respect to corporate management and his achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Shimazaki satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

[1]	Nomination Committee
[2]	Compensation Committee
[3]	Audit Committee
[4]	Independent Director

Mari Sono	☑	☑	Although Ms. Sono was, in the past, a Senior Partner of Ernst & Young ShinNihon LLC (“E&Y”), the current corporate auditor of the Company, she has had no involvement whatsoever in E&Y’s management and financial policy since she retired from E&Y in August 2012. Moreover, during her tenure at E&Y, she was never involved in an accounting audit of the Company and also never belonged to the Financial Division that is responsible for accounting audits of financial institutions.

<Reason for appointment as Outside Director>

Ms. Sono has held a number of significant positions including External Comprehensive Auditor, Tokyo, and Member of “Business Accounting Council,” Ministry of Finance. She is well versed in corporate accounting. She has also served as Commissioner of the Securities and Exchange Surveillance Commission after retiring from the Audit Firm. Her achievements and insights have been evaluated highly. The Company believes that she will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Ms. Sono satisfies the Independence Criteria for Outside Directors established by the Company. She is not considered to be in any situation where the degree of independence required by the Exchanges is called in doubt, and hence she is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Michael Lim Choo San		☑	Mr. Lim concurrently serves as Non-Executive Chairman of Nomura Singapore Ltd. and Non-Executive Chairman of Fullerton Healthcare Corporation Limited, etc.

<Reason for appointment as Outside Director>

Mr. Lim has held a number of significant positions including Executive Chairman of PricewaterhouseCoopers, Singapore. He is well versed in international accounting systems. He has also served in a number of public service related roles in Singapore. His achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Lim satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Laura Simone Unger	☑	Ms. Unger concurrently serves as Independent Director of CIT Group Inc., Independent Director of Navient Corporation and Independent Director of Nomura Securities International, Inc., etc.

<Reason for appointment as Outside Director>

Ms. Unger has held a number of significant positions including Commissioner and Acting Chairman of the U.S. Securities and Exchange Commission. She is well versed in financial laws and regulations. Her achievements and insights have been evaluated highly. The Company believes that she will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Ms. Unger satisfies the Independence Criteria for Outside Directors established by the Company. She is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence she is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

<Committees>

Composition of each committee and attributes of the committee chairman

	Number of members	Number of full-time members	Number of Inside Directors	Number of Outside Directors	Attributes of the committee chairman
Nomination Committee	3	0	1	2	Outside Director
Compensation Committee	3	0	1	2	Outside Director
Audit Committee	3	1	1	2	Outside Director

<Executive Officers>

Number of Executive Officers	6

Concurrent positions

Name		Concurrently serving as a Director
	Authority to represent company		Member of Nomination Committee	Member of Compensation Committee	Concurrent status as employee
Kentaro Okuda	Yes	Yes	No	No	No
Toshio Morita	Yes	Yes	No	No	No
Tomoyuki Teraguchi	Yes	No	No	No	No
Toshiyasu Iiyama	No	No	No	No	No
Takumi Kitamura	No	No	No	No	No
Sotaro Kato	No	No	No	No	No
Toru Otsuka	No	No	No	No	No

<Audit Structure>

Whether the Audit Committee is assisted by Directors/employees     Yes

Matters relating to the independence of Directors and employees from Executive Officers

The Company has established the Office of Non-Executive Directors and Audit Committee as an organization to support Audit Committee and Directors’ execution of duties. The Audit Committee or an Audit Committee member elected by the Audit Committee performs personal evaluations of the staff employees working in the Office of Non-Executive Directors and Audit Committee, and the consent of the Audit Committee or an Audit Committee member elected by the Audit Committee is required for recruitments, transfers, and discipline of employees serving in the Office of Non-Executive Directors and Audit Committee. Further, in order to increase the effectiveness of audit work, a non-executive full-time Director will be appointed as a full-time Member of the Audit Committee or an Audit Mission Director.

Cooperation between the Audit Committee members, Independent Auditor, and the Internal Audit Division

Further, in order to ensure effective and adequate internal controls, the Group Internal Audit Department which is independent from the business execution functions and other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Nomura Group. To strengthen the independence of the internal audit sections from the business execution functions, implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division require the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee.

In addition, the Audit Committee shall coordinate with Internal Audit Division through the activities such as concerning the modification of the implementation plan, additional audit procedures or improvement plan preparations, and receiving reports from the Senior Managing Director in charge of internal audits or Audit Committee Members, regarding the maintenance, operational status and implementation status of the internal audit structure, as well as the status of the internal audit.

The implementation status of the internal audit is reported to the Internal Controls Committee, which is chaired by Group CEO and includes a member of the Audit Committee, and the matters discussed at the Internal Controls Committee are also reported to the Board of Directors.

The Company has appointed Ernst & Young ShinNihon LLC as its Accounting Auditor. The Audit Committee has the authority to approve the accounting auditor’s annual audit plan, hear reports and explanations regarding the accounting audit from the accounting auditor at least once each quarter, exchange information from time to time with the accounting auditor, audit the method and result of the accounting auditor’s audits in view of the appropriateness thereof and examine the relevant financial statements, etc. In addition, audit fees to be paid to the accounting auditor are approved by the Audit Committee upon an explanation from the CFO. Furthermore, regarding services rendered by the accounting auditor and its affiliates’ to the Company and its subsidiaries and the fees to be paid, the Company has a procedure for deliberation and prior approval by the Audit Committee upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission.

<Independent Directors>

Number of Independent Directors	6

Matters relating to Independent Directors

The Company has designated all qualifying directors as Independent Directors.

The Company has established Independence Criteria for Outside Directors as follows:

“Independence Criteria for Outside Directors of Nomura Holdings, Inc.”

1.	The person, currently, or within the last three years, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)	Executive of a Major Lender (*2) of the Company.

(3)	Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4)	A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5)	A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2.	The person’s spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:

Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.

*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.
*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year.
*4:	Certain Amount of Donation shall mean a donation that exceeds 10 million yen per year that is greater than 2% of the donee institution’s gross revenues or ordinary income.

—

<Incentives and Remuneration>

Implementation of Initiatives to offer Incentives to Directors and Executive Officers	Introduction of a performance-linked remuneration system, introduction of stock option plans and others

Supplementary Explanation

Pursuant to the Compensation Policy of Nomura Group and Compensation Policy for Directors and Executive Officers (the details explained in “Remuneration of Directors and Executive Officers”) set by the Compensation Committee, the compensation of Directors and Executive Officers is composed of base salary, annual bonus and long-term incentive plans, and delivered through fixed and variable components. Depending on the level of payment, a portion of variable compensation may be deferred.

The Company’s deferred compensation plans are as follows:

<Restricted Stock Unit (“RSU”) awards>

•	Settled in the Company’s common stock.

•	Graded vesting period generally over three years.

•	Extended vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform in the Company.

•	New type of award introduced in 2018 as the primary type of deferred compensation award in the Company. Granted in May 2018 in respect of the prior fiscal year.

<Notional Stock Unit (“NSU”) awards>

•	Linked to the price of Company’s common stock and cash-settled.

•

Graded vesting period generally over three years. Extended vesting period of up to seven years for certain senior management and employees based on the role they perform in the Company in order to meet local regulatory requirements.

•	Used in countries where equity-settled RSU awards are less favorably treated from a tax or other perspective.

•	Following the introduction of RSU awards, NSU awards are less commonly used in the Company.

•	Granted in May each year in respect of the prior fiscal year and also quarterly to new employees as a recruitment incentive to replace awards forfeited from prior employers.

<Stock Acquisition Right (“SAR”) Plan A awards>

•	Exercisable into 100 of the Company’s common stock.

•	Exercise price not less than the fair value of the Company’s common stock on grant date.

•	Cliff vesting period of two years.

•	Expire approximately seven years after grant date.

•	Not subject to clawback.

•	Granted in November each year in respect of various performance periods.

Unless otherwise stated, deferred compensation awards are generally reduced, forfeited or clawed back in the event of termination of employment, material conduct issues, material downturns in performance of the Nomura Group and/or a material failure of risk management.

Following the introduction of RSU awards in 2018 as the primary type of deferred compensation award to be used by the Company, certain core deferral awards and all supplemental awards are no longer used by the Company.

For fiscal years ended March 31, 2017 and prior fiscal years, we granted SAR Plan B awards as a type of core deferral award to certain senior management and NSU awards which are designed to replicate the key features of the SAR Plan B and allow equity-linked awards to be made in countries where SARs are less favorably treated from tax or other perspectives. SAR Plan B awards are stock unit awards linked to price of the Company’s common stock pursuant to several stock unit plans designed to replicate the structure of restricted stock awards commonly used in the United States and Europe. These awards are physically-settled upon exercise into the Company’s common stock and graded vesting generally over three years with certain longer vesting or holding periods where required under local regulations, and are subject to forfeiture, reduction or clawback in the same way as the above awards.

For fiscal years ended March 31, 2011 through to March 31, 2017, we granted supplemental deferral awards comprising Collared Notional Stock Unit (“CSU”) awards and Notional Index Unit (“NIU”) awards. CSU awards are linked to the price of the Company’s stock subject to a cap and a floor and NIU awards are linked to a world stock index quoted by Morgan Stanley Capital International. Both types of award are cash-settled with graded vesting generally over three years with certain longer vesting periods where required by local regulations, and are subject to forfeiture, reduction or clawback in the same way as the above awards.

Following the introduction of RSU awards, no new SAR Plan B, CSU or NIU awards were granted in May 2018 in respect of the fiscal year ended March 31, 2018. However, existing unvested awards continue to vest in accordance with their original contractual terms.

Persons Eligible for Stock Options	Inside Directors, Executive Officers, employees, Directors/Executive Officers/ employees of subsidiaries

Supplementary Explanation

The Company has two types of SAR plans to maintain incentives for high levels of performance and to recruit talented staff. The exercise price for SAR Plan A is determined based on the market price when issued, and the exercise price of SAR Plan B is 1 yen per share. Following the introduction of RSU awards, no new SAR Plan B awards were granted in May 2018 in respect of the fiscal year ended March 31, 2018. However, existing unvested awards continue to vest in accordance with their original contractual terms.

<Remuneration of Directors and Executive Officers>

Disclosure of individual Director Remuneration	Disclosed in part
Disclosure of individual Executive Officer Remuneration	Disclosed in part

Supplementary Explanation

Information concerning compensation for Directors and Executive Officers is disclosed in the Yukashoken-hokokusho (“Annual Report”), Business Report, Form 20-F submitted to the SEC, Explanatory Document on the Status of Operation and Property and other documents – all of these documents can be accessed on the Company’s website. Individual compensation of certain Directors and Executive Officers is disclosed in the Annual Report in accordance with the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

Whether there are any policies for the calculation of remuneration	Yes

Amount of Remuneration or disclosure of the policy for the calculation of remuneration

<Compensation Policy of Nomura Group >

Nomura group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy to ensure we attract, retain, motivate and develop our key talent.

Our Compensation Policy is based around six key themes:

1.	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2.	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3.	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4.	Align Employee and Shareholder Interests

•	Compensation of group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity-linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5.	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6.	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Compensation Committees of each group entities in abroad and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

< Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.>

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

1)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•

A portion of base salary may be paid in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2)	Cash Bonus

•

Cash bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•

Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity linked awards with appropriate vesting periods in lieu of cash to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

3)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

< Support System for Outside Directors>

The Company has established the Office of Non-Executive Directors and Audit Committee as an organization to support the Audit Committee and Directors’ execution of duties. The Office of Non-Executive Directors and Audit Committee serve as a secretariat of the Audit Committee and support Directors to perform their duties, such as by periodic provision of information on the management to Outside Directors.

Not only briefings prior to meetings of the Board of Directors, the necessary explanations on important matters of the Company including business, business plan, financial status, and governance structures such as the internal controls systems, etc., are continuously provided to the Outside Directors.

In addition, the Outside Directors may, as necessary, request an explanation or report and/or request materials from Executive Officers and employees, and consult legal, accounting, or other outside experts at the Company’s expense.

<Status of persons who have retired from a position such as Representative Director and President >

Name, etc., of Nominating Counselors, Advisors, etc., who have formerly served as Representative Director and President, etc., of the Company

Total number of Nominating Counselors, Advisors, etc., who have formerly served as Representative Director and President, etc., of the Company	2

Other Matters

NHI has established its Advisor Regulations by a resolution adopted by the Executive Management Board, and its content has also been reported to the Board of Directors. A summary of the Advisor Regulations is set forth below.

•	Advisors shall never be involved in the business execution of and/or supervision within the Company.

•

The duties of Advisors are (i) engagement in social contribution activities such as holding office as an executive at industrial or public associations that are approved by the Company, and (ii) utilization of knowledge through holding office as outside executives in other companies that are approved by the Company.

The treatments of advisors, including their compensation, shall be decided by consultation amongst the representative executive officers.

•	2. Matters Concerning Respective Decision-Making Functions for the Execution of Business, Audits, Supervision, Nominations, and Remuneration (Current Corporate Governance System)

Business Execution Process

As a Company with Three Board Committees, the Board of Directors has, to the extent permitted by laws and regulations, delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions adopted by the Board of Directors, the most important matters of business must be decided upon deliberation by specific management bodies within the Company including the Executive Management Board, the Group Integrated Risk Management Committee, the Group Conduct Committee and the Internal Controls Committee. These management bodies are required to report to the Board of Directors on the status of their deliberations at least once every three months. The roles and members of each management body are outlined below.

1.	Executive Management Board

This Board is chaired by the Group CEO Kentaro Okuda and also consists of the Representative Executive Officer, Toshio Morita and other persons designated by the Group CEO. The Executive Management Board deliberates and determines management strategies, business plans, budgets, allocation of management resources, and other important matters related to the management of the Nomura Group.

Name	Title/ Positon	Duties	Work Form/ Conditions (Full-time/ Part-time, Compensation etc.)	Date of Retirement as President etc.	Term
Kenichi Watanabe	Honorary Advisor	(i) Engagement in social contribution activities such as holding office as an executive at industrial or public associations that are approved by the Company, and (ii) utilization of knowledge through holding office as outside executives in other companies that are approved by the Company.	Part-time Paid	2012.7.31	1 year (The maximum entrustment period will last until March 31, 2022.)
Nobuyuki Koga	Special Senior Advisor	(i) Engagement in social contribution activities such as holding office as an executive at industrial or public associations that are approved by the Company, and (ii) utilization of knowledge through holding office as outside executives in other companies that are approved by the Company.	Part-time Paid	2020.6.23	1 year (The maximum entrustment period will last until March 31, 2025.)

2.	Group Integrated Risk Management Committee

This committee is chaired by the Group CEO Kentaro Okuda and also consists of the Representative Executive Officer, Toshio Morita, Divisional Heads (responsible for execution of business in each division) and the Chief Risk Officer (CRO), Chief Financial Officer (CFO), and other persons designated by the Group CEO. The Executive Management Board has delegated authority to the Group Integrated Risk Committee to deliberate and determine important matters concerning enterprise risk management of the Nomura Group.

3.	Group Conduct Committee

This committee is chaired by the Chief of Staff and Chief Compliance Officer Tomoyuki Teraguchi, and also consists of the Chief Strategy Officer, Senior Conduct Officers of each division, and Division Heads. The Group Conduct Committee discusses the embeddedness of the Nomura Group Code of Conduct and management of compliance and conduct risk within Nomura Group.

4.	Internal Controls Committee

This committee is chaired by the Group CEO Kentaro Okuda, any person(s) designated by the Group CEO, an Audit Committee member elected by the Audit Committee, and a Director elected by the Board of Directors. The Internal Controls Committee deliberates upon principal matters related to the maintenance and assessment of internal controls with respect to the Nomura Group’s business, audit matters, and risk managements of the Nomura Group.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, who focus on individual business and operations.

In addition to the above, an “Advisory Board”, consisting of external leaders with extensive expertise, has been established as a consultative panel for the Executive Management Board to utilize outside opinions in planning the Company’s management strategies.

The Board of Directors and Committees

As an entity adopting the Company with Three Board Committees structure where management oversight and business execution functions are clearly separated, the Board of Directors and the Audit Committee (comprised of a majority of Outside Directors) perform the central role in management oversight functions within the Company. The Chair of the Board of Directors is held by a Director who is not concurrently serving as an Executive Officer, allowing the Board of Directors to better oversee the business conducted by the Executive Officers. Concerning each Committee, by having he chairman be an Outside Director, independence from business execution has been further clarified.

A summary of the Board of Directors and each Committee is as set out below.

1.	Board of Directors

Aiming for transparent management under oversight with an emphasis on external perspective, the Company’s Board of Directors is comprised of ten members: Koji Nagai, Kentaro Okuda, Toshio Morita, Hisato Miyashita, Hiroshi Kimura, Kazuhiko Ishimura, Noriaki Shimazaki, Mari Sono, Michael Lim Choo San and Laura Simone Unger (including 6 Outside Directors). The Outside Directors, by applying their extensive experience and comprehensive knowledge, and through their activities at the Board of Directors and each of the Nomination, Audit and Compensation Committees, monitor management decisions on significant issues and business execution.

At meetings of the Board of Directors, activities such as the adoption of resolutions concerning matters such as financial results and budgets, reporting of the business environment and business execution of each division, and discussions regarding management strategies are carried out. Concerning information such as details about the number of times a meeting of the Board of Directors was held, the number of times that each director attended and summaries of discussions, please refer to the Company’s website or the section entitled “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/company/cg/committee.html

https://www.nomuraholdings.com/jp/investor/shm/index.html

2.	Nomination Committee

This Committee is a statutory organ which determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders. The three members of the Committee are elected by the Board of Directors. As for the Committee’s decisions, fixed nomination standards such as character/knowledge, corporate management experience, and expertise are established, and they are carried out based on such standards. In addition, the Committee establishes Independence Criteria for Outside Directors to maintain their independence from Nomura Group. The current members of this Committee are: Outside Directors Hiroshi Kimura, Kazuhiko Ishimura and Koji Nagai, a Director not concurrently serving as an Executive Officer. This Committee is chaired by Hiroshi Kimura.

In addition, the Nomination Committee supervises discussions of a nature sought by the Group CEO based on factors such as the management environment and the succession plan which includes matters such as the business execution structure incorporating the point of view of successor development. Concerning information such as the number of times a meeting of the Committee was held and the status of attendance of each member, please refer to the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/shm/

3.	Audit Committee

This Committee is a statutory organ which (i) audits the execution by the Directors and Executive Officers of their duties and the preparation of audit reports and (ii) determines the details of proposals concerning the election, dismissal, and non-reappointment of the accounting auditors to be submitted to general meetings of shareholders. The three members of the Committee are elected by the Board of Directors. The current members of the Committee are: Outside Directors Noriaki Shimazaki and Mari Sono, and Hisato Miyashita, a Director not concurrently serving as an Executive Officer and a full-time member of the Audit Committee. This Committee is chaired by Noriaki Shimazaki. All members satisfy requirements for independent directors as defined in the Sarbanes-Oxley Act of 2002, and Noriaki Shimazaki is a Financial Expert under this Act and has comprehensive knowledge in the areas of finance and accounting. Concerning information such as the status of Audit Committee audits, please refer to the section entitled “4. Status of Corporate Governance and Other (3) Status of audit” in the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2019.

https://www.nomuraholdings.com/investor/library/sec/#sec02

4.	Compensation Committee

This Committee is a statutory organ which determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Committee also determines the details of each Director and Executive Officer’s actual compensation. The three members of the Committee are elected by the Board of Directors. The current members of this Committee are: Outside Directors Hiroshi Kimura, Kazuhiko Ishimura and Koji Nagai, a Director not concurrently serving as an Executive Officer. This Committee is chaired by Hiroshi Kimura.

At meetings of the Compensation Committee, policies such as the policy for the compensation of directors and executive officers are formulated, and the content of matters such as the referenced compensation are decided. Concerning information such as the number of times a meeting of the Compensation Committee was held and the Committee’s activities, please refer to the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2019, “4. Status of Corporate Governance and Other (4) Compensation 3 Compensation Governance and Control”. Concerning the attendance status of each member, please refer to the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/library/sec/#sec02

https://www.nomuraholdings.com/investor/shm/

•	3. Reasons for Adopting the Current Corporate Governance System

The Company with Three Board Committees structure establishes the Nomination, Audit and Compensation Committees, and the majority of the members of each committee are Outside Directors. It enhances management oversight and increases transparency by separating management oversight and business execution functions. In addition, it expedites the decision-making process by broadly delegating authority for the execution of business functions from the Board of Directors to the Executive Officers. The Company believes that the Company with Three Board Committees structure is the most compatible with the corporate governance standards which form a part of the New York Stock Exchange (NYSE) (which the company is listed on) Listed Company Manual. The Company determined that the Company with Three Board Committees structure is the most suitable form of corporate governance at this point in time for the reasons above.

III Implementation of Measures for Shareholders and Other Interested Parties

•	1. Efforts for Active Meetings of Shareholders and Smooth Exercise of Voting Rights

Supplementary Explanation
a. Early notification for general meetings of shareholders

The Company sends a Notice of Convocation at least 3 weeks prior to the day of the general meeting of shareholders in order to allow sufficient time for our shareholders to consider proposed resolutions.

Aiming to further enhance convenience, the Company will post the Notice of Convocation on its website prior to the day of mailing the Notice of Convocation.

b. Scheduling general meetings of shareholders to avoid peak days	The Company believes that for our shareholders to understand our management and our management personnel, the general meeting of shareholders is one of the important ways of communicating between our shareholders and our management. Accordingly, the Company endeavors to schedule general meetings of shareholders so that many of our shareholders will be able to attend and participate in active discussions.

c. Exercise of voting rights by electronic means	Shareholders may exercise their voting rights electronically by accessing the website specified by the Company (https://evote.tr.mufg.jp/) using a computer, smartphone or cell-phone.

d. Participation in electronic voting platform and other efforts to improve environment for exercising voting rights by institutional investors	Custodian trust banks and other shareholders who are nominal owners may use the electronic voting platform for institutional investors operated by ICJ Inc., a joint venture company established by the Tokyo Stock Exchange, Inc. and others.

e. Providing notices of convocation in English	The Company strives to enhance convenience for shareholders, such as by preparing notices of convocation and its business reports in English and by posting such documents on the Company’s website simultaneously with the Japanese documents.

f. Others

The Company utilizes video and slides to present our business reports at general meetings of the shareholders so that it may be easily understood visually.

For policies about ensuring shareholder rights, please refer to Article 20 “Ensuring Shareholder Rights” of the Guidelines.

Further, regarding the 116th Annual General Meeting of Shareholders, we received questions from shareholders in advance, and started video streaming service after the meeting.

•	2. Investor Relations (IR) Activities

	Supplementary Explanation	Presentation by the Representative
a. Establishing and announcing disclosure policy

The Nomura Group, from a fair disclosure perspective, prohibits the preferential disclosure of material and nonpublic information, and endeavors to disclose information externally in a timely and fair manner. Based on these principles, the Nomura Group has established the “Nomura Group’s Statement of Global Corporate Policy Regarding Public Disclosure of Information,” and provides investors with opportunities to fairly access information about the Nomura Group. Pursuant to the said policy, the Company has established the Disclosure Committee to deliberate and determine material matters related to disclosure of its information, including the operating rules for disclosure of material information regarding the Nomura Group and preparing legal disclosure materials. The said policy is available on our website.

Further, for policies regarding information disclosure, please refer to Article 19 “Information Disclosures” of the Guidelines.

b. Regular briefings for individual investors	While the Company does not hold regular briefings for individual investors, starting with the closing of our books for the fiscal year ended March 2003, we hold regular briefings on financial results for institutional investors by way of conference calls, and live broadcasts are made available on the Company’s website for individual investors. Further, disclosure materials including our business reports, annual reports and presentation materials used at those briefings for institutional investors are also available on our website.	No

c. Regular briefings for analysts and institutional investors	The Company holds regular semi-annual briefings for analysts and institutional investors on our management policy and business strategy in Japan. The Company also holds regular conference calls, after announcing the financial results for each quarter. Further, the management and staff of the Investor Relations Department visit institutional investors individually.	Yes

d. Regular briefings for overseas investors	The above briefing on our management policy and business strategy and regular conference calls after announcing the financial results for each quarter are held with simultaneous translations so that overseas investors are able to participate. The webcasts and archives of the above presentations and various IR materials in English are available on our website simultaneously with Japanese. Furthermore, the management and staff of the Investor Relations Department visit institutional investors individually.	Yes

e. Disclosing IR materials on the company website	Materials regarding financial information, integrated reports (Nomura Report), and presentation materials used at various briefings are disclosed on our website (https://www.nomuraholdings.com/investor/)

f. Department (person responsible) for IR	Department: Investor Relations Department

g. Others

In order to provide continuous IR services to our investors in Japan and abroad, the Company established the Investor Relations Department in 1998 that is responsible for IR services.

Further, for policies regarding dialogue with shareholders, please refer to Article 21 “Dialogue with Shareholders” of the Guidelines.

•	3. Measures to Ensure Due Respect for the Stakeholders’ Standpoint

Supplementary Explanation
a. Establishing internal regulations to ensure due respect for the stakeholders’ standpoint

In December 2019, the Company established the “Nomura Group Code of Conduct” applicable to all of the Nomura Group’s Officers and employees globally (the “Code”). The Code is based on the principles of the Company’s founder and sets forth matters related to corporate governance and corporate social responsibility that each Officer and employee of the Nomura Group should comply with, and training will be conducted to achieve comprehensive awareness from now on. The Company will further obtain written oaths from Officers and employees to comply with the Code. The Code is available on our website.

Further, for policies related to stakeholders, please refer to Article 22 “Nomura Group Corporate Philosophy and the Code of Conduct of Nomura Group”.

b. Environmental conservation initiatives and CSR activities

At the Nomura Group, by establishing the Sustainability Committee chaired by the Group CEO and establishing the following four subcommittees under the ESG Committee: the “Wholesale Sustainability Forum” to plan business opportunities and strategies for sustainable finance, the “Climate Risk Working Group” to analyze scenarios of climate change risks and conduct stress testing, the “Working Group on Environmental Activities” to promote Nomura Group’s efforts to reduce environmental impact, and the “TCFD Working Group” for the Task Force on Climate-related Financial Disclosures (TCFD); a structure has been set up in which prompt decision-making concerning all sorts of initiatives regarding sustainability is possible.

Furthermore, a department in charge of ESG has been established, and global efforts are being made to promote communication with various stakeholders through initiatives such as the establishment of the Nomura Group ESG Statement and planning and spreading throughout the Group of action plans that have taken the environment and sociality into consideration.

Concerning environmental issues, the “Environmental Principles” and “Environmental Policy,” medium and long-term CO2 Emission Reduction Targets that have the target years of 2030 and 2050, respectively, have been established, and together with striving to reduce environmental impact throughout the Group, initiatives with an aim to solve environmental issues through the financial business that is Nomura’s main business are being carried out.

Additionally, the Nomura Group recognizes the importance of disclosing climate-related financial information. Nomura supports the Task Force on Climate-related Financial Disclosures (TCFD) and we are committed to consistent and effective disclosures aligned with the TCFD recommendations.

Moreover, the “Nomura Group Materiality,” which is based on a comprehensive consideration concerning management and ESG issues, has been specified, and along with contributing, beginning with SDGs, to solving environmental/social problems,, initiatives that will lead to the Nomura Group’s sustainable development are being advanced.

For details regarding such ESG activities please refer to our homepage: https://www.nomuraholdings.com/csr/.

Further, for policies regarding ESG activities, please refer to Article 23 “ESG Efforts” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

c. Development of policies in relation to information disclosure to stakeholders	The Company, for the purpose of fair and timely/appropriate information disclosure to external parties and to secure trust from stakeholders such as clients, shareholders, and investors, the “Nomura Group’s Statement Of Global Corporate Policy Regarding Public Disclosure Of Information” has been established. In addition, The Company endeavors to enhance disclosure contents, including legal disclosure materials, on our website.

d. Others

<Status of the Appointment of Female Directors and Officers>

The Nomura Group, beginning with 10 female officers (Directors, Officers, or Senior Managing Directors) at the Company, Nomura Securities Co., Ltd. and Nomura Asset Management Co., Ltd., actively promotes the employment of women.

<Diversity & Inclusion>

At the Company, “Diversity and Inclusion,” which involves mutual respect for employee diversity and cooperation, is promoted. Through the 3 employee networks that are voluntarily managed by employees, activities have been carried out towards bringing about the awareness of employees concerning diversity, personal growth, etc. The diversity and inclusion networks within the Company consist of the following 3 networks: (1) Women in Nomura (WIN) in which women’s careers are considered; (2) Life & Families (L&F) in which health/child-rearing/nursing care are considered; and (3) Multi-Culture Value (MCV) in which the diverse values such as multi-cultural, disability and sexual minorities as well as their allies, etc., are considered. These networks are managed at each Nomura Group location, and by cooperating globally, activities toward creating an employment environment in which diverse employees can actively participate are promoted. Further, in relation to trainings for employees, by introducing diversity/management training in all management training, change in the thinking of middle management has been promoted and efforts have been made to bring about a corporate culture in which diverse personnel can actively participate.

The Company actively promotes initiatives to support the success of women. From the program perspective, although the Company has developed the childcare leave program and childcare working hours program that goes beyond the statutory requirements, to further maintain an environment in which it is easy to raise children, and to allow for the simultaneous raising of children and employment, the Company has broadened childbirth leave for spouses and partners so that such leave can be taken for childrearing purposes, and further, the Company endeavors to make available and develop various benefits programs, such as, for the purpose of preventing employees from leaving their jobs due to life events, relocation programs for general career type B employees and spouse relocation leave programs for when a spouse relocates overseas.

For details of each initiative and data regarding the ratio of women in managerial positions and information regarding the actual use of various programs supporting childcare and nursing care, etc., please see the Company’s homepage at:

https://www.nomuraholdings.com/csr/employee/di.html

https://www.nomuraholdings.com/csr/data/

In addition to the above initiatives, the Company established the Group Conduct Department, and the Company’s subsidiary, Nomura Securities Co., Ltd. (“NSC”) established the Conduct Department, as organizations dedicated to promoting active participation by diverse range of employees, including women, seniors and non-Japanese employees. Also, the Company established the Group Conduct Committee, and NSC established the Conduct Committee. The Company’s committee is chaired by the Chief Compliance Officer and Executive Officer of the Company, and also consists of representatives of each division, etc. Meetings of these committees will be held periodically. These committees will promote more effective initiatives, through deliberating on matters concerning promotion of diversity and inclusion, starting from establishment of an action plan in accordance with the “Act Concerning Promotion of Women’s Career Activities” and details of initiatives, and through close communication within the Nomura Group, such as sharing information on each division’s initiatives.

<Health and Productivity Management>

The Nomura Group has adopted and announced the “NOMURA Health & Productivity Declaration Statement,” and lead by Executive Officer, Toshiyasu Iiyama who acts as Chief Health Officer (“CHO”), promotes “Health and Productivity Management” that further proactively addresses health issues through consideration of employees’ health care from a management perspective.

As for structuring an organization toward Health and Productivity Management, the “Health and Productivity Management Promotion Committee,” consisting of the CHO, health professionals such as industrial physicians, as well as representatives from Human Resources and the Nomura Securities Health Insurance Association, is held periodically, and is consistently performing the role of ascertaining employees’ health issues, as well as planning and executing measures.

As an example of concrete measures, Nomura Securities prepared the “Health White Paper” in order to visualize employees’ health conditions and understand health issues, and is addressing (1) prevention of the progression of lifestyle-related diseases, (2) thoroughly ensuring the undertaking of medical checkups, and (3) smoking-measures, as priority items. In addition, activities such as the provision of information/education for the purpose of preventing mental illness and improving health literacy are in progress and there will be a promotion of the maintenance of employees’ health through such initiatives.

IV Matters Concerning the Internal Controls System

•	1. Fundamental Policy of Internal Controls System and the Status of its Establishment and Maintenance

The Nomura Group endeavors to ensure proper corporate behavior throughout the group by strengthening and expanding the internal controls system with the objectives of securing transparency and efficiency in management, maintaining compliance with laws and regulations, conducting proper risk management, ensuring reliability of business and financial reporting, and promoting timely and appropriate information disclosure. The Board of Directors has adopted a resolution approving the following “Structures for Ensuring Appropriate Operation of Nomura Holdings, Inc.” with respect to the Company’s internal controls system:

<Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.>

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Nomura Group Code of Conduct, a code of conduct that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

I.	Matters Concerning the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)

The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)

The Company shall put in place the Office of Non-Executive Directors and Audit Committee to support the duties of the Audit Committee and the Directors. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of Non-Executive Directors and Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of Non-Executive Directors and Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

2.	Audit System within the Nomura Group

(1)

The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit and Supervisory Committees, etc., of its subsidiaries.

(2)

The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit and Supervisory Committee, etc., of its subsidiaries.

3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)

The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)

A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

4.	Internal Audit Structure

(1)

Executive Officers shall install an officer and a department in charge of internal audit, and through internal audit activities, shall maintain a structure that ensures the effectiveness and adequacy of internal controls across the entire business of the Nomura Group.

(2)

The Company shall obtain the approval of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and the formulation of the budget relating to internal audit, and shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding the election and dismissal of the Head of the Internal Audit Division.

(3)

The Audit Committee shall coordinate with the Internal Audit Division by hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

II.	Matters Concerning the Executive Officers

1.	Compliance and Conduct Risk Management Structure

(1)	Thorough compliance with the Nomura Group Code of Conduct

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Conduct. At the same time, Executive Officers shall ensure that the Nomura Group Code of Conduct is permeated amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance and Conduct Risk Management Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance and conduct risk management structure through, among other means, the maintenance of compliance and conduct risk management-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)

Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Maintenance of Structures concerning Financial Crimes, etc.

The Nomura Group shall implement money laundering and terrorist financing countermeasures, shall prevent bribery, and shall not carry out any transaction with anti-social forces or groups and transactions with those subject to economic sanctions which are prohibited by laws, etc. Executive Officers shall maintain structures that are necessary for this purpose.

2.	Risk Management Structure

(1)

Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, liquidity risk, and operational risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)

Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)

Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Integrated Risk Management Committee. The Group Integrated Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)

Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

3.	Reporting Structure in Relation to Execution of Duties

(1)

Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance and conduct risk management structure;

(c)	Risk management status;

(d)

The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)

In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)

In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to an audit committee member or audit mission director. Moreover, in the event that the person who becomes aware of such a matter is an executive officer or senior managing director, a report must be made simultaneously to the Executive Management Board or the Nomura Group Conduct Committee. The Executive Management Board or the Nomura Group Conduct Committee will deliberate concerning such matter, and in the event that it is admitted as necessary, based on such results, appropriate measures will be taken.

(a)	Any material violation of law or regulation or other important matter concerning compliance and conduct.

(b)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(c)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5)

In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to an audit committee member or audit mission director.

(6)	To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)

Executive Officers shall determine the Nomura Group’s management strategy and business execution, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)

Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)

Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)

The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division to ensure the effective management of the Nomura Group.

5.	Structure for Retention and Maintenance of Information

(1)

Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)

Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

6.	Internal Controls Committee

The Company shall, for the purpose of facilitating the healthy and efficient management of business activities, install the Internal Controls Committee, whose members shall consist of a representative of the executives, a member of the Audit Committee designated by the Audit Committee and a director designated by the Board of Directors, to deliberate on important matters in regard to areas such as internal controls, audit activities and risk management relating to the Nomura Group’s business.

III.	The Nomura Group’s Internal Controls System

(1)

Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

•	2. Matters Concerning Establishment of the System for Eliminating Anti-social Forces

At the Nomura Group, on the basis of the “Regulations on The Severance of Ties With Anti-Social Forces” and the ”Nomura Group Anti-Money Laundering and Combating the Financing of Terrorism Policy,” our fundamental policy is to eradicate all ties with criminal groups and individuals such as anti-social forces, including criminal syndicates and terrorists.

In accordance with this policy, the Company has established a control department to promote an organized response, which strictly monitors, gathers and maintains information concerning anti-social forces. While working with legal counsel or police, etc., we continue to make efforts to eliminate anti-social forces and to take measures to ensure appropriate corporate behavior.

Moreover, by including the severance of relationships with criminal groups and individuals such as anti-social forces and terrorists in the Nomura Group Code of Conduct, which sets forth guidelines that all directors, officers, and employees must comply with, we are committed to working with a high level of compliance awareness.

The Company’s significant subsidiaries have taken a variety of initiatives such as adopting internal policies for the prevention of giving unlawful benefits, appointing managers responsible for preventing inappropriate demands from outside forces, and establishing internal manuals for employees on how to respond to anti-social forces. In order to eradicate ties with anti-social forces as a group, the Company is also taking initiatives such as conducting employee training and meetings to increase and spread employee awareness on this issue.

V Others

•	1. Whether Takeover Defense Strategies Have Been Adopted

No

Supplementary Explanation

With regard to the basic policy to address a shareholder holding a quantity of shares enabling such shareholder to control decisions concerning the Company’s management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any so-called takeover defense strategies, such as a prior issue of new stock acquisition rights (a rights plan), etc., at this time.

In the event of a potential attempt to take over the Company by a person that is inappropriate for the Company’s corporate value/common benefit of shareholders, on the basis of guidelines such as the guidelines for the purpose of the initial response, by carrying out an examination/evaluation of things such as the takeover proposal, and after sufficient deliberations at meetings of the Board of Directors, a conclusion will be reached in regard to the best strategy for shareholders from the perspective of corporate value/the common benefit of shareholders.

•	2. Other Information regarding the Corporate Governance System

An overview of the Company’s timely disclosure regime is provided as follows:

1.	Fundamental Policy

Our fundamental policy is to adhere to relevant laws concerning timely disclosure, such as can be found in the Financial Instruments and Exchange Act and the rules of the relevant stock exchanges, in order to safeguard non-public information regarding the Nomura Group as well as to foster appropriate, fair and timely disclosure of such information to persons and entities outside the Nomura Group and keep the trust of the Nomura Group’s clients, shareholders, investors and others.

2.	Timely Disclosure Regime

Pursuant to the above-mentioned fundamental policy, the Company has adopted the “Nomura Group’s Statement of Global Corporate Policy Regarding Public Disclosure of Information” (the “Disclosure Policy”) and is taking measures to increase and spread employee awareness of the Disclosure Policy. In accordance with the Disclosure Policy, the Company has also established a Disclosure Committee. The Disclosure Committee, chaired by an officer responsible for Group Corporate Communications, is authorized to establish and maintain a structure for comprehensively and promptly gathering material information that needs to be disclosed, a structure for disclosing such information in a timely manner, and a structure for ensuring the accuracy of the contents of disclosure materials and fairness with regard to the disclosure of materials.

The management of Nomura Group companies and the person in charge of each division are responsible for establishing necessary measures to ensure that material information subject to disclosure is properly reported to the Disclosure Committee with respect to each relevant entity or division.

Information reported to the Disclosure Committee will be disclosed in a timely manner, based on standards set forth in relevant laws and regulations, and through deliberations with relevant departments on whether such disclosure should be made.

From a fair disclosure perspective, we prohibit disclosing material and non-public information to a selective forum.

3.	Monitoring of Timely Disclosure Regime

The internal audit division monitors the effectiveness of internal controls over disclosure of information, and the result is reported to the Audit Committee.

Further, as a NYSE-listed corporation, the Company has established internal controls and procedures for financial reporting and documents, and tests and maintains those controls and procedures to ensure their effectiveness pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The Company will continue to ensure proper corporate behavior throughout the group by strengthening and expanding its corporate governance system.

<Concerning the administrative action against the Company and its subsidiary Nomura Securities Co., Ltd. and initiatives from now on>

In March 2019, during discussions regarding the standards for listing/delisting criteria for the upper market at the Tokyo Stock Exchange’s Advisory Group to Review the TSE Cash Equity Market Structure, there was improper communication of information in relation to such standards at Nomura Securities Co., Ltd. (“Nomura Securities”), and on May 28 of the same year, the Financial Services Agency of the Government of Japan (“FSA”), in relation to matters such as business management systems relating to information management, issued a business improvement order against the Company and its subsidiary Nomura Securities.

The Company, at the Meeting of the Board of Directors held on May 24 before the business improvement order, reported and approved the remediation action plan that included measures such as the review of the organizational structure and strict maintenance of information management structures, and a summary of this was announced. Additionally, on June 3 of the same year, the Company and its subsidiary Nomura Securities submitted a business improvement report to the FSA, and it was accepted.

The Company established the “Nomura Group Code of Conduct” on December 3, 2019, and beginning with the thorough permeation of and compliance with the Code, has taken measures for the purpose of detecting and preventing misconduct, and further from now on, by steadily implementing the remediation action plan, along with working towards the further strengthening of the internal control environment, the entire company will endeavor to regain the trust of our clients, shareholders, and investors.

【Summary of Timely Disclosure Regime】

<Nomura Holdings>
Board of Directors
Executive Management Board, Divisional Heads etc.
Disclosure Committee
■Officer
■Vice chairperson and each committee member
Finance related departments
(Preparing financial materials, briefing to third parties etc.)
Group Corporate Communications Dept.
Preparing timely disclosure materials and implements timely disclosure
Delegated with authorities regarding disclosure process of Financial Highlights etc.
Delegated with authorities regarding process of timely disclosure
References and reports information for timely disclosure
Reports information for timely disclosure
Relevant departments regarding information for timely disclosure
(manages and controls information for timely disclosure)
Announcement of Timely Disclosure Information
Exchanges and Investors etc.
Monitoring
Internal Audit Division
<Group Companies>
Communication departments of each company
(reports timely disclosure information)
Management of Nomura Group Companies
References and reports regarding timely disclosure of information
Relevant departments regarding information for timely disclosure in each company (manages and controls information for timely disclosure)